Exhibit B

RESOLVED, that the Fund’s purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment by the Fund of the premium for such coverage is hereby approved.

FURTHER RESOLVED, that any officer of the Fund is hereby authorized and directed to make application for, and maintain fidelity bond coverage for the Fund as such officer shall deem advisable.

FURTHER RESOLVED, that fidelity bond covers insuring the Fund in the amount of $2.5 million, or such greater amounts as the Fund’s officers may from time to time determine in accordance with the provisions of Rule 17g-1 of the 1940 Act, is hereby determined to be reasonable in form and amount, and is hereby approved.

FURTHER RESOLVED, that the Secretary, or any assistant secretary, of this Trust is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.

FURTHER RESOLVED, that any officer of the Fund is hereby authorized and directed on the Fund’s behalf, to make application for and maintain that the Fund’s participation in an Errors & Omissions Insurance Policy with aggregate coverage in the amount of $2 million and an Independent Directors Safety Net Liability Policy with aggregate coverage in the amount of $5 million; and any officer of the Fund is hereby authorized and directed, on the Fund’s behalf, to apply for and maintain such policy.